April 21, 2009

Philip A. Baratelli,
Chief Financial Officer
Highlands Acquisition Corp.
One Paragon Drive, Suite 125
Montvale, New Jersey 07645

      RE: Highlands Acquisition Corp.
          Form 10-K FYE 12/31/08
          Filed March 12, 2009
          File No. 1-33681

Dear Mr. Baratelli:

      We have completed our review of your filing and have no further comments at this time.

               Sincerely,

               John Reynolds,
               Assistant Director